MDB Capital Group, LLC

401 Wilshire Boulevard, Suite 1020

Santa Monica, CA 90401

May 27, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Resonant Inc.

Registration Statement on Form S-1

File No. 333-193552

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, MDB Capital Group, LLC, as underwriter of the proposed public offering of shares of Common Stock of Resonant Inc., distributed copies of the Preliminary Prospectus dated May 21, 2014 as follows:

(1)         87 copies to institutions;

(2)         4 copies to FINRA members; and

(3)         268 copies to individual investors.

We have been informed by participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus dated May 21, 2014 are being distributed to all persons to whom it is expected confirmations of a sale will be sent; and we likewise so distributed copies to all customers of ours.

We have adequate capital to underwrite a “firm commitment.”

Very truly yours,

MDB CAPITAL GROUP, LLC

By:	/s/ Gary Schuman
Name: Gary Schuman
Title: CFO & CCO